Filed by Microchip Technology Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No. 000-19032

Filing Date: March 14, 2016

Company Name: Microchip Technology Inc. (MCHP)

Event: Susquehanna Semi, Storage & Technology Conference

Date: March 10, 2016

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Good morning. We’ll get started again. I’m Chris Caso, Susquehanna’s semiconductor analyst. Thanks, everyone, for joining us again. Our next presentation is Microchip, and we’re pleased to have Microchip’s CFO, Eric Bjornholt, with us today. Welcome, Eric.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Thank you.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

You had some comments that perhaps you wanted to start with?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Yes. So, we don’t have a presentation this morning. We’re just mostly going to keep this Q&A with Chris, but a couple things that I wanted to point out. We do have some new slides that we put up on our website today. One of the things that we’ve got some questions on related to the Atmel transaction that is coming up soon was related to the leverage associated with that deal. We’ve posted some new slides last week that showed what the net leverage would be, and we’ve also indicated that our Board and management have made the decision that we’re not going to buy back the stock issued in the deal right away, so we’re going to hold off on that based on leverage concerns from investors.

And then, as cash flow builds over time, we get synergies out of the transaction, we can use that cash flow to pay down debt or buy back stock, and can base those decisions based on market conditions. But, one thing that we updated on the slides today was to show, if we were not to buy back any of the stock issued in the transaction in the first year, what the impact would be on the EPS that we’ve shown from the transaction. So, we had originally guided to $0.33 of accretion from the Atmel transaction in the first year. If we don’t buy back the stock, that will go down to about $0.25.

So, that’s really the new information I wanted to share related to the Atmel accretion, which is new, on the site today. When we get into the discussion with Chris, we can talk more about the leverage, where it’ll be at, talk about maybe organic versus inorganic growth. That’s been a topic of discussion with investors recently. And probably the last thing I’ll add before we get into Q&A is just kind of an update on the current business environment. Nothing’s really changed, from our perspective, from when we gave our original guidance.

This quarter is impacted by the Chinese New Year, Lunar New Year holidays in Asia. China did return after China’s Chinese New Year, and so bookings are fine. POS activity is happening. The sell-through activity through distribution is happening as we would have expected. So, no change to guidance at this point in time. We’d expect Europe to have a very strong quarter for us, which is the normal March quarter for Europe is our strongest quarter of the year. And in the Americas, the business is just kind of plugging along as normal, and showing a little bit of growth.

So, with that, I’ll turn it over to Chris.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Well, that’s perfect. That’s all the questions that I had. You hit everything. No, I think we’ll find a way to fill the time. Maybe a way to start, and you started out with Atmel, maybe you can give us some kind of an update on where we are in the transaction, the closing time, and kind of what the milestones are.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Okay, sure. So, the shareholder meeting is scheduled for April 1. We’re still working through antitrust in both the U.S. and South Korea, but expect that to close in very, very short order, don’t expect any issues through that process. So, with the shareholder meeting, assuming that that goes positively, on April 1 we would expect to be closing the transaction the week after that. So, things are progressing towards an early April close for the transaction with Atmel.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. And perhaps we could revisit some of your prepared remarks. And again, you talked about some of this last week with regard to the decision not to immediately buy back stock. Perhaps you can go into the reasoning behind that. And I know that there – and you addressed this on the call – some level of investor concern, or I think it was investor concern in the market in general about the degree of leverage. Is that the reason for your change in position there?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Yes. So, we got a lot of investor feedback that the leverage was going to go pretty high with the transaction and buying back the stock right away. So, when we originally disclosed what the leverage would be upon transaction closing, we were assuming full stock buyback, and we were showing gross leverage, not contemplating stock and investments on the balance sheet.

So, now the slides that you see on our website is reflected as net leverage, and net leverage without buying the stock back is at about 3.5 times at the closing, and then that comes down very rapidly over the next three years as we’re generating cash and paying down the debt. And the EBITDA of the combined companies is growing.

If we were to buy back the stock, that adds about half a turn of leverage, so would take the 3.45 to 4 initially. But again, that’s not our intent right now, to buy back the stock immediately. We’ll get some of those synergies out of the transaction, and then make the decision at that point to start buying back the stock.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. And you’ve clarified now that the accretion in the first year, moving that from $0.33 to $0.25, and I think it’s about kind of in the ballpark of what I thought when you had made those comments last week. You had two intermediate targets as well. I think it was $0.67 and $0.90 in year two and year three. And is it right to assume that achieving those targets are dependent on whether or not you’d actually buy the stock back within stock back within the two or three-year timeframe?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Sure. So, that would really only be the difference. If we were to change the second year and third year accretion numbers, and you are right on those numbers, $0.67 in year two and $0.90 in year three, would be that if we had not bought back the stock at that period of time. And it would be about the same impact as what we’re showing in the first year.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. Right. And it’s your intention that, at least within the three-year period, the $0.90 is still on the table, sensibly, you’d be in a position to buy back the stock?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Absolutely. Our intention still is to make this a cash-like transaction over time, but, based on investor feedback, we’re going to balance paying down debt and buying back the stock as we get the cash flow from the combined businesses to a higher level.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. As we kind of move on and maybe talk a little bit about the acquisition in some depth, as well, and one of the things that I kind of noted from the call, and Steve used the colorful word, it’s a bonanza of analog opportunity, and maybe you could talk about the opportunity you see, not just from a cost reduction side, but also from a revenue side where the Microchip part of the business would benefit from having Atmel as a part of the portfolio.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Sure. So, our analog teams are very excited about this acquisition. Atmel really doesn’t have a standalone analog portfolio that they can then package with their microcontroller products to their customers. So, Microchip has had a growing analog business. It’s about – if you take the last quarter and multiply it by four, it’s almost a $700 million annual business. We’ve got over 3,000 products in the portfolio today. It’s grown very nicely organically, and we’ve done some acquisitions also in the analog area. And it’s a very complementary sell, and we’re selling microcontroller products.

Every customer also has analog needs. And so, our sales force is good at selling the products jointly with the microcontroller products, and our intention will be, over a fairly quick period of time, to update reference designs and whatnot that Atmel was using with their customers, and plug in the Microchip analog parts where it makes sense.

Now, this doesn’t mean that we’re going to be displacing products that are currently in production, but for future design opportunity, there’s a lot of leverage that we can get out of there by cross-selling the Microchip product family of analog products to Atmel customers. So, we’re excited about that.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. And, I mean, any particular areas where you would feel that Microchip is particularly strong on that analog side, where I think the term Steve used is kind of elbow out the competition?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Yes. So, when Steve’s talked about “ elbow out” historically, that’s been our approach to acquisitions, where we’re in this embedded control market that we plan, and we’re a relatively small player in analog today, even though we’ve got almost a $700 million business. This is a $40 billion or $50 billion market that’s very fragmented.

And so, we’re continuing to elbow out in terms of how much space on a customer’s board we can occupy by adding to the portfolio with these analog acquisitions. So, that’s really where the term elbow out has been in the past. It’s not using that and displacing somebody else that’s already in there in the current sockets, but for future designs, as I mentioned before.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. Now, one of the things I noted from the call, and I think it was the perception of a lot of folks when the acquisition was announced, was that there’s certain pieces of the Atmel portfolio that, while certainly now don’t meet Microchip’s margin criteria, but perhaps would be difficult to get there in the future. And at least initially when I looked at it, I took the assumption when I was trying to build my synergy model of let’s shrink the Atmel business a little bit and assume that what we’re going to get synergy on is a smaller part of the Atmel business.

Now, on the conference call, that’s not what you said, and you’re assuming kind of the whole of Atmel business would be able to – where you’d be able to get the operating margin on a bigger piece of business. And maybe that’s worth a larger discussion of kind of how you get there with some of the businesses that Atmel has that maybe are not as differentiated or cost-effective as where Microchip is today.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Okay. So, I guess I’d start by saying, in any business, you’re going to have operating models that are above or below the current target for the Company as a whole. And that’s the case within Microchip today, and that’s going to be the case in the businesses that we’re acquiring. We’ve had relatively limited access to people up to this stage within Atmel, because the companies have been fierce competitors over the course of time, and we’re not completely through the antitrust process yet.

So, we need to get in and understand their business in a little bit more detail, meet the next layer down of management before we start making decisions. But, we think that we can operate their businesses and improve the operating model significantly without selling off a significant portion of their businesses.

One of the questions we’ve got specifically from investors is on their mobile touch business, which was a very substantial piece of their business several years ago, and today I think it’s 5% to 6% of the business. So, that’s something that we need to take a little bit closer look at, but, overall, that’s not our intention to be divesting a bunch of businesses that we’re acquiring here.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. What about from a manufacturing side? And that’s an area where maybe it’s a little easier to envisage improvements in the manufacturing. And you’ve had some time and looked through it now. So, what kind of improvements do you think that potentially could happen from the manufacturing side?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Okay. So, Atmel operates a six-inch wafer fab in Colorado Springs, which appears to be very cost-effective, so it looks to be a very good factory. Where we see a lot of opportunity is in the assembly and test side of the business. They’ve got an operation in the Philippines where they do a lot of their wafer probe, but they only perform about 15% of the final test of their products in-house, and they use subcontractors for the other piece of the business.

So, that’s something that we’ve found is an opportunity in all the acquisitions that we’ve done, to bring some of that activity in-house over time. And with that, we should be able to achieve some pretty significant synergies in the back end, because that can be a large portion of the overall product cost in many instances.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. What about – and again, in the fab itself? I mean, that’s something that we’re – in some of the prior acquisitions, you have made the decision that said the Company’s fab operations, be better to consolidate them into Microchip’s. Is that something you’ve kind of taken a look at? Right now I’m sure it’s probably early making a decision on those sorts of situation, but.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, we’ve looked at it, and it is early days. But, as I mentioned, their factory in Colorado Springs is very cost-effective. They run a lot of wafers through that factory. When you compare that to what our two acquisitions where we’ve actually shut down fabs have been, which have been Supertex and Micrel, which we’re in the process of shutting down a factory, those factories don’t compare to the Atmel facility in terms of the level of wafers that are running through them and their cost-effectiveness.

So, we still need to evaluate further, but at this point in time, it’s not our intention to change anything with that factory.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. One of the other things that people brought up with the transaction is the numerous micro-architectures that you have. And again, you addressed this a bit on the call, where it seemed like your intention was you thought that each one of those micro-architectures could stand on its own. Maybe you can go into that a little bit and kind of what your thinking is on maintaining those micro-architectures and how cost-effective it is to continue to do so.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Okay. So, that’s a question that we’ve got from a lot of investors. And the bottom line is, is Atmel has a very successful microcontroller business with what they have for ABR and for their ARM products in 32-bit, just like Microchip has an established ecosystem for our PIC brand-named products for 8-bit, 16-bit, and 32-bit that have been very successful. So, there’s no intention to change that.

We think that we can support both very cost-effectively. That doesn’t mean that there’s not synergies from the transaction in the R&D area, but we think that we can very cost-effectively support both ecosystems. It’s what customers are going to expect, and that will be our plan. So, we can get cost synergies because both companies are developing all the peripherals that go around the microcontrollers on the product. Some of that is going to be overlap. In some of the CAD areas there’s going to be some savings, also.

And so, we’ll find lots of areas where we can take out cost and improve the operating model for Atmel, but the bottom line is both architectures in 32-bit and in 8-bit will survive and continue to thrive under the combined Company structure.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. Now, one of the things – and you know you’ve gotten the questions in the past about Microchip’s prior decision to use MIPS as post-ARM on 32-bit. With Atmel, you now get both in-house. So, it seems like those questions and concerns have been reduced over maybe the last year or two as your 32-bit business has grown, but what kind of opportunities – having now ARM in the portfolio, is there a benefit to that? And I said you’ve – I think in the past when you’ve talked about your decision to go to MIPS, it was for technical reasons. But, what does ARM bring to the table once you have that in-house now?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Right. So, there is going to be a subset of customers that want to be designing with an ARM-based product. When Microchip has gone in historically to customers, we go and sell our solution, looking to solve a customer’s problem in their system, explain to them how we can do that cost-effectively for them, and support them through the design process. And our PIC products that use the MIPS architecture for 32-bit have been really successful, and we expect them to continue to be successful in the marketplace. But, I think this just gives our customers more options, right?

So, now we’re going to be the only company that has the MIPS-based products, as well as the ARM-based products, and it’s something that then we can take to the combined Company’s customer base and find the right solution for them and their particular application

<<Chris Caso, Analyst, Susquehanna Financial Group>>

And for all of those, are there opportunities to kind of integrate the design tool so that a Microchip engineer will have the ability to kind of design on AVR without a lot of new learning? I mean, how long does that take to kind of have a more integrated product line?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, that would be a much longer-term process. Honestly, we need to get the tools teams in those companies working together and figuring that out. So, that’s nothing that would happen in the short-term. I’m not a technical person, so I probably can’t speak to how long that that could take, or if it’s even possible. And I think Steve mentioned on our initial call that that would be a possibility. But, there’s a lot of work to do in that area and figure out, and that’s not where the low-hanging fruit is in this acquisition.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. And I guess with respect to some of the other product lines at Atmel, and clearly the main level of interest is in the microcontroller business. But, maybe you could talk to some of the other parts of the business that, I guess you could say over the years, were underperforming as a part of Atmel, things like the ASIC business, the automotive business, and memory, and kind of what your outlook is for those businesses. What do you see in those businesses which you may find appealing?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Okay. So, the business that we’re probably the most familiar with of the ones that you mentioned is the memory business. They have serial E-Squared products, just like Microchip does, and we compete against each other. And they’ve got good products. They’ve got some things that they do better than us, some things that we do better than them. But, combined, I think it makes the portfolio that much stronger. The other areas, we have to go in and really dig into it further, as I’ve mentioned. We haven’t had a lot of access to people and product roadmaps and things like that, and just because we have not been through the antitrust process yet.

So, we need to get the transaction closed before we can really make any specific comments on any of their other product lines, but we’re excited about what we’re acquiring. Atmel has great products, great technology, and we’re excited about where we can take the combined businesses over the coming years.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. Maybe to pivot a little bit on to some of your prepared remarks with respect to the near-term, and it’s one of the observations I had, a lot of the other investors as we kind of started the quarter, where mostly analog sounded pretty good to start the quarter. Some folks actually saw bookings improve in the month of January, which was not what the broader stock market was telling us. And I know you got a lot of questions the time. Now that we’re at the other side of Chinese New Year where typically the order rates change, it seems like things are kind of holding in okay. So, maybe the question is what did the market see differently than what you guys are? Why is – you always hesitate that the stock market is wrong, but your comments would seem to indicate that at the moment.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, back in January, there was a lot of fear that – not on Microchip’s part, but by investors’ part – that the world was coming to an end, that we’re heading into a recession, that the China economy is going to take the world down. And we didn’t see that. I mean, we viewed China as being weak dating all the way back to late 2014 when we cited that as an issue for our business, and that’s continued.

But, I’d say the order patterns in January is not unusual heading into Chinese New Year, that there’s some ordering that happens ahead of time, then it goes quiet when we’re off for that week. And then, since they’ve come back, bookings have been fine. The sell-through from the distributors has been fine. And so, I think the business is trending as we expected, so there hasn’t been a big surprise. Now, there definitely was a large disconnect from what investors were expecting and what companies are saying the environment is. And I don’t think what Microchip is saying there is really much different from what you’re hearing from others.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. Right. And you mentioned that Europe was actually a bit stronger in this quarter, which is a seasonally typical, and U.S. is kind of hanging in there.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Yes. I mean, if you look at Europe and Microchip’s history, the March quarter is always the strongest quarter of the year. And it just comes down to the fact that there’s more shipping days because there’s less holidays. You’ve got the January 1 holiday, and then, up until Easter, everybody’s working. And because of that, with a lot of that business going through distribution, more shipping days really allows for the business to do well in Europe in the March quarter.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. And given all the acquisitions that you have in place now, your seasonality may have changed a bit. What do you guys consider the seasonal pattern as you go through the year?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Yes. So, seasonality is difficult because I think the things that are happening in the general economy can outweigh anything that happens just from a general seasonal perspective. But typically, the June and September quarters are Microchip’s two strongest quarter of the year. The December quarter is the weakest, and the March quarter is kind of in between.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. So, then you’re not going to endorse, or not endorse, seasonality at this point, I would assume.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

I am not. We have not given guidance outside of the March quarter.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. One of the things you also mentioned in your prepared – the conversation of organic revenue growth versus inorganic revenue growth. And you kind of touched on that at some investor presentations toward the end of last year. And it’s probably worth a little bit of kind of going back to, where I think there was maybe some confusion about the origin of those numbers. And maybe you can go through kind of what you were saying back then and kind of level-set people, and we can kind of go from there on questions.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Sure. Sure. So, we were getting feedback from some analysts and some investors that it would really be helpful if we broke out our organic growth versus inorganic growth, because we have been quite acquisitive over the last six, seven years. And so, we did that, and at the Credit Suisse conference we presented that information. We showed different pieces of data. We showed a six-year CAGR for organic versus inorganic, and then we showed a three-year CAGR, and we actually showed our numbers for every year to break it out for investors, so trying to be pretty transparent on that.

So, some of the feedback that we got was, well, you picked 2009 as a starting point, which obviously was a low year, but we had all the data laid out year-by-year. We compared 2009 for Microchip to the rest of the industry, too, and to our peer group. And so, we thought it was a fair comparison, and then we gave the three-year data. Now, we’ve updated that chart to specifically show five-year data, so taking 2010, which is a bounce-back year from the 2009 data – and you’ll find the slide on our website – but it essentially shows that Microchip organically has grown in line with the industry. But, for our peer group over that five-year period, we actually outperformed.

There’s two companies that show up as large – or growing faster than us over that five-year timeframe, and that’s Silicon Labs and ADI, but they both have acquisitions in their numbers. We don’t have any way to peel that out, but we suspect, if you were able to peel those out, that it would show that Microchip’s growth was better than both. And so, we grew more than TI. We grew more than Freescale. We grew more than Atmel. So, we’re just trying to show that, yes, organically we are continuing to grow. We feel that we are keeping pace, or still gaining share, over this period of time.

We absolutely gained share since looking five years back, we’ve gained significant share in microcontrollers and analog, all three levels of microcontrollers, 8, 16, and 32. So, the businesses are performing well. But, the other point is these acquisitions do assume, or consume, a significant amount of management effort and product line effort and sales effort to integrate them. We’re acquiring businesses that have 10% operating models, and we’re trying to bring those to a 30% model.

And so, when that happens, we look at the opportunities of the combined companies. And what our CEO has been saying is the bottom 15%, 15, 1-5, of the opportunities for

Microchip’s organic business are never going to be as good as the top 50% of opportunities of the companies that we’re acquiring. And so, once we acquire the company, we are redeploying resources from Microchip to focus on the business of the acquired company so we can improve these models, and that is bringing a significant level of earnings accretion to the P&L and to our shareholders. And we think it’s the best use of resources within the Company to do that. So, are we sacrificing a little bit of organic growth because we’re doing acquisitions? Absolutely, but it’s still the right answer for our shareholders.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. So, I mean, essentially, and I’ve heard it in a different presentation this morning, where they’re talking about spending less on R&D, but spending more in focus areas. I guess it would apply to you guys, as well, whereas perhaps you’re allocating the R&D dollars towards what you think is going to have the biggest growth areas. You may have spent money in some areas of Microchip that would have had a lower ROI on that investment, but you’re just putting it in a more efficient area.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

That’s absolutely correct. And so, we can take the two analog acquisitions that we’ve done over the last couple of years, Supertex and Micrel. That’s consumed a huge amount of the time of our analog resources and transferring products from their wafer fabs that are six-inch and less cost-effective, based in San Jose, very underutilized factories, bring that into the Microchip systems, then taking those products and saying, hey, they’ve got some really good products in the pipeline.

We’re going to redeploy resource and put them there. And so, it really all gets reallocated. And that’s when you start splitting out organic versus inorganic growth. When you get two or three years down the road, it all becomes very blended, and it’s just one company.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Are there any specific examples you could provide on that of area where you were able to kind of redirect some Microchip resource into an area that was a prior acquisition?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, we typically wouldn’t break that out for investors. There’s one thing that Steve has mentioned on an investor call about the gigabit Ethernet product that Micrel had and was working on, and they were further along than where Microchip was. And so, we dropped that product internally, the development, and focused on what they were doing. So, there’s many examples of that, but we tend to not break that out specifically for investors.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

That’s fair. Given the consolidation in industry in general, what’s your view of how consolidation in general – and I guess just generally the competitive landscape right now? There’s been a lot of stuff going on. Obviously competitors in Japan have gone through some financial difficulties of their own. What do you see in terms of how the competitive landscape may have changed over the last two years as a function of some of those things? And what do you think, going forward? Does it get more competitive? Because of consolidation, does perhaps the competitive pressures ease up a bit?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, it’s a good question. I don’t think I have all the answers for that. But, we think consolidation in the industry is going to continue. We think it’s needed, and a good thing. Does that make the environment from a pricing perspective change over time, where some of the weaker players are taken out? I really don’t know the answer to that. But, it’s a competitive market. It always has been. I think some of the smaller, weaker players will continue to fall prey to acquisition just because that’s what needs to happen in a slow growth environment that we’re in.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. I mean, what about the competitive threat from the Chinese? And, I mean, you’ve seen a number of different areas. At least the Chinese are interested in acquiring semiconductor assets, and I think it’s perhaps two reasons. One is just the strategic priority of growing that business domestically. In addition, it seems, though, that the Chinese have a strategic objective of having more capabilities in-house that they would sort of direct local business to local companies. I mean, I guess how much of a threat do you perceive from potentially that strategy?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, we don’t view that as a huge threat today. We don’t have a crystal ball into what’s going to happen in the future. But, the Chinese have not been successful in really obtaining a quality microcontroller asset. Could that change over time? I guess it’s possible. But, customers are always going to be concerned about the quality that they’re going to get from that company, are they going to get the support that they need. And there’s a lot that goes into making a microcontroller and analog company successful. And we haven’t seen the Chinese be a threat to that at this point in time, but again, I can’t see what – is that going to change over the next five to 10 years.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Yes. You don’t think the competitive threat from Chinese in general has changed much the last couple of years despite the [indiscernible] (0:29:11).

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Not in our business, no.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

What about Renesas now? And again, I guess in terms of market share, they are larger than you as a result of their combinations. Do you feel that the competitive pressure from them is stronger or lesser over the past several years?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, they are the largest player in the microcontroller market. We are larger than them in the 8-bit market, but they’re larger than us in 16 and 32. They’re a good competitor from a product standpoint, but we aren’t seeing anything different from them in the marketplace today than we did a couple of years ago. So, haven’t really seen a change from a customer-facing activity.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. I guess, it’s time, I think we’ve got 10 minutes left that we can open up if there’s any questions from the audience now, or I’ll just keep going if nobody wants to – nobody ever asks questions on this. That’s what they pay me for, I guess. Maybe we can move on to – well, I guess we talk a lot of time about M&A. What’s your view, going forward? I mean, do you need to take a breather? Do you have enough frequent flyer miles now that you need to do another acquisition right now? Can you handle it?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, I would say that we are out of the acquisition market for the next – probably couple years, right? We’ve got our hands full with the Atmel transaction. Obviously, we’re still going some things with Micrel, with shutting down their factory. And so, the team is very busy. We aren’t done in and what we want to do in M&A long-term, but we’re tackling the largest acquisition that we ever had, and there’s a lot of work to do. So, the executive team and all the various teams within our Company that get involved in the integration activities are really ready to hit the ground running come April in the Atmel transaction, then we’ll see how that develops. But, you should not expect us to be announcing another deal any time

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. Well, that’s good, because you guys normally hold two conference calls. Two, right? It takes up a lot of time. Liz is laughing. So, that’s good for sell-side analysts, too. On that, too – perhaps you talk about Micrel and the status of that integration, kind of what you’ve been doing and kind of what are the milestones, going forward, on integrating Micrel.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Okay. So, the integration is going well. Just to refresh everybody’s memory, we announced that acquisition, or actually closed that acquisition, in early August of this past year. And there’s a couple of steps of what we’ve had to work through with that process. So, one of the big steps was integrating business systems, and that happened relatively quickly in that transaction. So, we went live on the Microchip business systems on November 1, and with that have made quite a few reductions in operating expenses, and you’ve seen that in the results. We shared some information with the Street that I’ll summarize here in a minute.

The other big project associated with Micrel in terms of just integrating it is to shut down their six-inch wafer fab, which I mentioned before. And our plan is to shut that down some time around August this next year, so about a year after the acquisition occurs. We just updated our accretion guidance related to the transaction. When we first came to the Street, we said about $0.25 in annual accretion. We just upped that to $0.30.

The quarter that we just finished was about $3.08 accretive, and so we’re about halfway done. And the majority of that savings is going to come as we shut down their six-inch fab, bring that into Microchip’s two eight-inch fabs, one in Arizona, one in Oregon, and significantly improve the gross margins of Micrel, and allow us to be more competitive with their products longer-term.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right. What about from a gross margin side? And prior to your acquisition, Micrel – their goals were to get to a 60% gross margin on their business, and they felt they could get there if they were unburdened by the underutilization of their fab. And when I looked at that, you said Micrel was a business that struggled for a while, but 60% gross margins in this market is pretty good and that’s the true level of gross margin for the business. Is that consistent with what you guys see for that business now that you’ve been under the hood for a little while?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

So, I think I would say to that that they were so underutilized in their factory, I think they were running at, like 30% utilization. There was no way that they were going to be able to do – without acquiring somebody and being able to bring that into their fab to increase utilization, they never would have got there. We think that 60% gross margins is absolutely very possible for that business when the products are running through our factories, which are eight-inch, much more cost effective, higher utilized factories. So, I don’t disagree with where they thought the business could go just from a product standpoint, but I don’t think that they had a cost structure that would have allowed that, longer-term. And obviously, Microchip brought that to this acquisition.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Sure. But, now that you have it, that 60% gross margins in that business will be on the table

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Yes

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Right, so that’s – I mean, that’s good. I mean, is there any – aside from cutting costs, are there other areas where you can kind of point to where you have intentions to improve the business? One of the other things, for example, is the revenue hasn’t grown in Micrel for some time. And it seems like you have different objectives in mind as opposed to flat revenue growth.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

We do. So, we bring to the table – we bring a large sales and distribution network that was not available to Micrel historically. So, similar to what we talked about, about Steve’s word of a bonanza for analog with the Atmel acquisition.

We’ve got some of the same opportunities with the Micrel acquisition, where we have 90,000 customers that we sell products to. And with that, every one of those customers have analog opportunities. Now, not everyone is going to have an opportunity for a Micrel product, but many will. And so, we’re training our sales force on their products, training our sales force, our distribution network, and are starting to see some early design indications of having some success there. So, we’re excited about that opportunity. We absolutely think that we can stop the revenue decline and grow that business, over time.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. And then, following on from that, the other two more recent acquisitions, ISSC and Supertex, and maybe you can give us an update on that. And the integration process is more mature in those cases, but you could perhaps – where that business fell versus your expectation.

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

Right. So, it’s two different stories, so I’ll start with Supertex. So, Supertex, we shut down a six-inch fab in San Jose, similar to what we’re doing with Micrel. And the gross margin on that Supertex product family drove – in the December quarter was 70%. So, just awesome gross margin. The integration is done from that perspective. Still the same challenges for our sales and distribution network to sell those products to a higher customer base is still on the table, and something that we’ll be working through for many years. But, from a pure integration standpoint, that acquisition is done. ISSC is a little bit different story.

So, in that acquisition, we acquired some Wi-Fi and Bluetooth assets of a Taiwanese public company called ISSC. And they were very focused on the consumer audio market in China. And with that transaction, we really need to work through taking those products to a broader set of customers, to new markets, take it to the Americas, take it to Europe, take it to industrial and automotive customers. And that’s a much more long-term plan for us. So, the businesses are integrated. It’s working well from within the product lines within Microchip, but we need to grow the revenue with a more diverse set of customers, and that’s a long-term goal. So, it’s doing okay, but we’ve got a long ways to go in terms of customer penetration on that one.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

And some of the fundamental ISSC technology, have you brought that to other Microchip product lines, as well?

<<J. Eric Bjornholt, Vice President and Chief Financial Officer>>

We have. We have. So, we have all the wireless divisions within Microchip working together, and also bringing that into 32-bit also, and to some of our other product lines that can use that type of technology within their products. So, yes, that is happening. That’s been a success, but it’s a work in progress still.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay, thanks. Did you have a question? Yes?

Q&A

<Q>: [Question Inaudible]

<Q – Chris Caso>: Okay.

<A – J. Eric Bjornholt>: Okay, so I’m going to try to repeat that question. There was a lot there. So, the question was related to M&A, and I talked about not being active in M&A other than integrating Atmel and Micrel for a period of time, and what’s driving that, and then there was a subsequent question on that. So, let me address the first one. So, with that, we have our hands full, right? I mean, there’s a lot of work to do on this acquisition.

There’s still opportunities out there for companies that we think could fit in well, but we don’t have the management and team bandwidth to be able to go tackle another acquisition at this point in time. So, doesn’t mean that we have everything that we want to have in the portfolio, but we’ve got a very large asset to be working on over the coming months. And the second piece of your question was what?

<Q>: [Question Inaudible]

<A – J. Eric Bjornholt>: Okay, so the second question is would we get more aggressive with stock buybacks. And so, with the leverage that we’re taking on, we’re issuing shares in the Atmel transaction, say it’s 10 million or 10 million shares. We got investor feedback that, hey, your leverage is getting a little bit high, and let’s get some of the cash flow out of the businesses before you – balance paying down debt and buying back stock. So, it’s still the intention to buy back the stock from the Atmel transaction over a period of time.

Now, outside of that, you should not really expect Microchip to be very active in stock buyback. We’re dedicated to our dividend program. Dividend is about $290 million per year, and that comes out of our U.S. cash flow. We have a business that is structured in a way where a lot of our profits are offshore, because 80%-plus of our business is outside of the U.S., and so a lot of the profits and cash flow is offshore.

So, our U.S. cash the dividend at the levels that it’s at today with some modest growth, and allows us with the Atmel transaction to pay down some debt over time. But, we’re a little bit of in a box here. We want to save some of the cash flow for future M&A also, so just the nature of our business and how the structure works.

<Q – Chris Caso>: And to be clear, that for the time being right now, the intention for use of free cash is to pay down the debt immediately.

<A – J. Eric Bjornholt>: That is correct. So, cash generation is to pay down debt, and then buy back the Atmel shares over time when we get comfortable with – synergies are coming out and start showing some of that in the numbers to the Street.

<Q – Chris Caso>: And I think the debt you’d be paying down, in terms of the rates on that debt, the rates on your debt are kind of all in around the same ballpark, I think.

<A – J. Eric Bjornholt>: It’s pretty low. So, what we’re going to be funding the Atmel transaction, in addition to the cash on the balance sheet, is borrowings under our line of credit. And those borrowings will go to about 2.7% when the transaction closes. So, relatively low cost versus going out and issuing a longer-term bond or something like that. We do have a couple of converts, convertible debts outstanding, and one of those converts has a 1-5/8% coupon, and one is 2.8%. relatively low cost.

<<Chris Caso, Analyst, Susquehanna Financial Group>>

Okay. Do we have any questions from the audience? I think we’re just about at the time, so I guess, if there’s nothing else, Eric, thanks for coming, and we’ll have our next presentation coming up here in about five minutes or so.